EXHIBIT 17.1
Anthony Charos
275 Engle Street BA2
Englewood, N.J. 07631
(201) 248-0297
October 31, 2009
Robert H. Donehew, President and Director
Golfrounds.com, Inc.
111 Village Pkwy, Bldg. 2
Marietta, Georgia 30067
Dear Mr. Donehew:
Due to my personal schedule at this time I will not have the time needed to devote to perform my duties as a board meeting, reluctantly I must resign effective immediately from the Board of Golfrounds.com, Inc.
I wish the Company the best in the future and I appreciate working with you over the last seven years.
Sincerely,
Anthony Charos

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